SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42326R109

(CUSIP Number)

Highland Capital Partners

Patrick J. Cammarata

92 Hayden Avenue

Lexington, MA 02421

781-861-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 25 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Highland Capital Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 7,417,637 shares of common stock plus 3,337,939 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 7,417,637 shares of common stock plus 3,337,939 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,417,637 shares of common stock plus 3,337,939 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%**

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 100,654 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Highland Capital Partners VI-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 4,066,364 shares of common stock plus 1,829,967 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 4,066,364 shares of common stock plus 1,829,967 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,066,364 shares of common stock plus 1,829,967 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%**

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 55,182 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Highland Entrepreneurs’ Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 367,391 shares of common stock plus 165,330 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 367,391 shares of common stock plus 165,330 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 367,391 shares of common stock plus 165,330 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%**

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 4,985 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HEF VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 367,391 shares of common stock plus 165,330 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 367,391 shares of common stock plus 165,330 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 367,391 shares of common stock plus 165,330 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%**

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 4,985 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Highland Management Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,484,001 shares of common stock plus 5,167,906 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,484,001 shares of common stock plus 5,167,906 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,484,001 shares of common stock plus 5,167,906 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%**

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 155,836 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Highland Management Partners VI, Inc.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 16,666 immediately exercisable options to purchase shares of common stock

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power: 16,666 immediately exercisable options to purchase shares of common stock

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:
11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants plus 16,666 options to purchase shares of common stock**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert J. Davis

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Fergal J. Mullen

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Corey M. Mulloy

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,851,392 shares of common stock plus 5,333,236 shares of common stock issuable upon the exercise of warrants**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%**

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

CUSIP No. 42326R109

EXPLANATORY NOTE:  This Amendment No. 1 (this “Amendment”) amends and restates the statement on Schedule 13D filed by the Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission (the “SEC”) on January 2, 2009.  This Amendment is being filed by the Reporting Persons to report the acquisition by the Purchasing Funds (as defined in Item 2 below) of beneficial ownership of shares of Common Stock (as defined in Item 1 below) pursuant to the 2009 Offering (as defined in Item 3 below).

Item 1.	Security and Issuer.

The class of equity security to which this Amendment relates is the common stock, par value $0.001 per share (the “Common Stock”) of Helicos BioSciences Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is One Kendall Square, Building 700, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) The Reporting Persons are:

1.               Highland Capital Partners VI Limited Partnership (“Highland Capital VI”)

2.               Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”);

3.               Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund”);

4.               HEF VI Limited Partnership (“HEF VI”);

5.               Highland Management Partners VI Limited Partnership(“HMP VI”);

6.               Highland Management Partners VI, Inc. (“Highland Management”);

7.               Robert F. Higgins (“Mr. Higgins”);

8.               Paul A. Maeder (“Mr. Maeder”);

9.               Daniel J. Nova (“Mr. Nova”);

10.         Sean M. Dalton (“Mr. Dalton”);

11.         Robert J. Davis (“Mr. Davis”)

12.         Fergal J. Mullen (“Mr. Mullen”); and

13.         Corey M. Mulloy (“Mr. Mulloy”).

Highland Capital VI, Highland Capital VI-B and Highland Entrepreneurs’ Fund are referred to herein as the “Purchasing Funds.”

(b) The address of each of the Reporting Persons is:

c/o Highland Capital Partners LLC

92 Hayden Avenue

Lexington, Massachusetts 02421

(c) The principal business of each Reporting Person is to provide venture capital for, and make investments in the securities of, privately held and other businesses.

CUSIP No. 42326R109

HEF VI is the general partner of Highland Entrepreneurs’ Fund.  Highland Management Partners VI is the general partner of Highland Capital VI and Highland Capital VI-B.  Highland Management is the general partner of both HEF VI and HMP VI. Mr Higgins, Mr. Maeder and Mr. Nova are senior managing directors of Highland Management and limited partners of each of HMP VI and HEF VI.  Mr. Dalton, Mr. Davis, Mr. Mullen and Mr. Mulloy are managing directors of Highland Management and limited partners of each of HMP VI and HEF VI and together with Mr. Higgins, Mr. Maeder and Mr. Nova are referred to herein as the “Managing Directors”.  Highland Management, as the general partner of the general partners of the Purchasing Funds, may be deemed to have beneficial ownership of the shares held by the Purchasing Funds.  The Managing Directors of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by the Purchasing Funds by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Purchasing Funds, except to the extent of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Purchasing Funds, except to the extent of each such entity’s pecuniary interest therein.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons are as follows:

Reporting Person	Citizenship/ Place of Organization
Highland Capital VI	Delaware, United States of America
Highland Capital VI-B	Delaware, United States of America
Highland Entrepreneurs’ Fund	Delaware, United States of America
HEF VI	Delaware, United States of America
HMP VI	Delaware, United States of America
Highland Management	Delaware, United States of America
Mr. Higgins	United States of America
Mr. Maeder	United States of America
Mr. Nova	United States of America
Mr. Dalton	United States of America
Mr. Davis	United States of America
Mr. Mullen	Republic of Ireland
Mr. Mulloy	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.
On January 2, 2009, the Reporting Persons filed with the SEC a statement on Schedule 13D to report the Reporting Persons’ acquisition of beneficial ownership of shares of Common Stock in a private

CUSIP No. 42326R109

placement by the Company which closed on December 23, 2008 (such offering the “2008 Offering” and such date the “2008 Issuance Date”).

The Reporting Persons are filing this Amendment to report the Reporting Persons’ acquisition of beneficial ownership of shares of Common Stock in a private placement by the Company which closed on September 18, 2009 (such offering the “2009 Offering” and such date the “2009 Issuance Date”).

2008 Offering

In the 2008 Offering, the Company sold an aggregate of 42,753,869 units (the “2008 Units”), each 2008 Unit consisting of (i) one share of Common Stock (collectively, the “2008 Shares”) and (ii) one warrant (collectively, the “2008 Warrants”) to purchase 0.6 shares of Common Stock at an exercise price of $0.45 per share, for a purchase price of $0.435 per 2008 Unit (representing the closing bid price of the Common Stock on the NASDAQ Global Market on December 19, 2008 plus an additional amount for the 2008 Warrants). The 2008 Units were not issued or certificated. The 2008 Shares and the 2008 Warrants were immediately separable and issued separately. The 2008 Warrants have a five year term and were exercisable on the 2008 Issuance date.

In the 2008 Offering, the Purchasing Funds purchased an aggregate of 8,620,690 2008 Units, consisting of 8,620,690 2008 Shares and 2008 Warrants to purchase 5,172,415 shares of Common Stock (the “2008 Warrant Shares”), for an aggregate purchase price of $3,750,000.16, as follows:

Fund	Shares	Warrants	Price Paid
Highland Capital VI	5,395,475	3,237,285	$2,347,031.63
Highland Capital VI-B	2,957,974	1,774,785	$1,286,718.69
Highland Entrepreneurs’’ Fund VI	267,241	160,345	$116,249.84

The Purchasing Funds used capital contributions from their respective investors to purchase the 2008 Units.

2009 Offering

In the 2009 Offering, the Company:

•                                          sold to the Purchasing Funds and other existing investors in the Company an aggregate of 1,030,028 units (the “2009 Units”), each 2009 Unit consisting of (i) one share of Common Stock (collectively, the “2009 Shares”) and (ii) one warrant (collectively, the “2009 Warrants”) to purchase 0.662 shares of Common Stock at an exercise price of $2.61 per share, for a purchase price of $2.57275 per 2009 Unit (representing the closing bid price of the Common Stock on the NASDAQ Global Market on September 15, 2009 plus an additional amount for the 2009 Warrants); and

•                                          sold to certain new investors an aggregate of 3,281,252 units, each unit consisting of (i) one share of Common Stock and (ii) one warrant to purchase 0.50 shares of Common Stock at an exercise price of $2.61 per share, for a purchase price of $2.24 per unit.

CUSIP No. 42326R109

The 2009 Units were not issued or certificated. The 2009 Shares and the 2009 Warrants were immediately separable and issued separately. The 2009 Warrants have a five and a half year term and include a six-month “lock-up” provision, meaning that the 2009 Warrants will not be exercisable until March 18, 2010.

In the 2009 Offering, the Purchasing Funds purchased an aggregate of 242,931 2009 Units, consisting of 242,931 2009 Shares and 2009 Warrants to purchase 160,821 shares of Common Stock (the “2009 Warrant Shares”), for an aggregate purchase price of $625,000.73, as follows:

Fund	Shares	Warrants	Price Paid
Highland Capital VI	152,044	100,654	$391,171.20
Highland Capital VI-B	83,356	55,182	$214,454.15
Highland Entrepreneurs’ Fund VI	7,531	4,985	$19,375.38

The Purchasing Funds used capital contributions from their respective investors to purchase the 2009 Units.

Item 4.	Purpose of Transactions.

All of the shares of Common Stock and warrants to purchase shares of Common Stock reported herein were acquired for investment purposes.  Although the Reporting Persons may from time to time acquire or dispose of securities of the Company, they have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)  The following is a description of the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage of the issued and outstanding shares of Common Stock owned by each of the Reporting Persons. The percentage ownership interests reported in this Amendment are based on 72,126,001 shares of Common Stock issued and outstanding as of September 18, 2009, comprising (i) 64,656,471 shares of Common Stock reported

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by the Company as being issued and outstanding as of July 31, 2009 in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, (ii) 4,311,280 shares of Common Stock issued by the Company pursuant to the 2009 Offering on the 2009 Issuance Date, as reported by the Company in its Current Report on Form 8-K, filed by the Company with the SEC on September 17, 2009, and (iii) 3,158,250 shares of Common Stock that the Company has informed the Reporting Persons have been issued by the Company upon the exercise of warrants to purchase Common Stock.

Reporting Person	Shares Beneficially Owned	Warrants/Options**	Total	Percentage

Highland Capital VI	7,417,637	3,337,939	10,755,576	14.3%
Highland Capital VI-B	4,066,364	1,829,967	5,896,331	8.0%
Highland Entrepreneurs’ Fund	367,391	165,330	532,721	0.7%
HEF VI	367,391	165,330	532,721	0.7%
HMP VI	11,484,001	5,167,906	16,651,907	21.5%
Highland Management	11,851,392	5,333,236	17,184,628	22.2%
Mr. Higgins	11,851,392	5,349,902	17,201,294	22.2%
Mr. Maeder	11,851,392	5,333,236	17,184,628	22.2%
Mr. Nova	11,851,392	5,333,236	17,184,628	22.2%
Mr. Dalton	11,851,392	5,333,236	17,184,628	22.2%
Mr. Davis	11,851,392	5,333,236	17,184,628	22.2%
Mr. Mullen	11,851,392	5,333,236	17,184,628	22.2%
Mr. Mulloy	11,851,392	5,333,236	17,184,628	22.2%

** See Item 6 below. Warrants to purchase an aggregate of 160,821 shares do not become exercisable until March 18, 2010.

HEF VI is the general partner of Highland Entrepreneurs’ Fund.  Highland Management Partners VI is the general partner of Highland Capital VI and Highland Capital VI-B.  Highland Management is the general partner of both HEF VI and HMP VI. Mr Higgins, Mr. Maeder and Mr. Nova are senior managing directors of Highland Management and limited partners of each of HMP VI and HEF VI.  Mr. Dalton, Mr. Davis, Mr. Mullen and Mr. Mulloy are managing directors of Highland Management and limited partners of each of HMP VI and HEF VI and together with Mr. Higgins, Mr. Maeder and Mr. Nova are referred to herein as the “Managing Directors”.  Highland Management, as the general partner of the general partners of the Purchasing Funds, may be deemed to have beneficial ownership of the shares held by the Purchasing Funds.  The Managing Directors of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by the Purchasing Funds by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Purchasing Funds, except to the extent of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Purchasing Funds, except to the extent of each such entity’s pecuniary interest therein.

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(c) Except as described in this Amendment, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Amendment relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreements

In connection with the 2008 Offering described in Item 3 above, the Purchasing Funds and other purchasers entered into a securities purchase agreement with the Company, dated December 19, 2008 (the “2008 Purchase Agreement”), pursuant to which the Purchasing Funds purchased an aggregate of 8,620,690 2008 Units for an aggregate purchase price of $3,750,000.16 in the 2008 Offering.

In connection with the 2009 Offering described in Item 3 above, the Purchasing Funds and other purchasers entered into a securities purchase agreement with the Company, dated September 15, 2009 (the “2009 Purchase Agreement”), pursuant to which the Purchasing Funds purchased an aggregate of 242,931 2009 Units for an aggregate purchase price of $625,000.73 in the 2009 Offering.

Warrants

In connection with the purchase of the 2008 Units, each Purchasing Fund received 2008 Warrants to purchase 0.6 shares of Common Stock for each 2008 Unit purchased.  Under NASDAQ Marketplace Rule 4350(i)(1)(B), which has been reconstituted as NASDAQ Listing Rule 5635(b), stockholder approval is required for issuances of securities that will result in a change of control of the issuer.  In order to comply with Rule 4350(i)(1)(B) as then in effect, until the 2008 Offering was approved by the Company’s stockholders, the 2008 Warrants prohibited holders, including the Reporting Persons, from exercising such 2008 Warrants for any number of shares which would have caused that holder to hold more than 19.9% of the Common Stock following the exercise.  At the Company’s annual meeting of stockholders held on June 3, 2009, the Company’s stockholders approved the removal of this issuance limitation from the 2008 Warrants.

In connection with the purchase of the 2009 Units, each Purchasing Fund received 2009 Warrants to purchase 0.662 shares of Common Stock for each 2009 Unit purchased.  The 2009 Warrants include a six-month “lock-up” provision, meaning that the 2009 Warrants will not be exercisable until March 18, 2010.

Registration Rights Agreements

In connection with the 2008 Offering, each of the purchasers, including the Purchasing Funds, and the Company entered into a registration rights agreement (the “2008 Registration Rights Agreement”).

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The 2008 Registration Rights Agreement obligated the Company to file a “resale” registration statement (the “2008 Initial Registration Statement”) covering all of the 2008 Shares and the 2008 Warrant Shares, up to the maximum number of shares able to be registered pursuant to applicable SEC regulations, within 30 days of the 2008 Issuance Date.  The 2008 Initial Registration Statement, filed by the Company with the SEC on January 22, 2009, as amended, became effective on April 28, 2009.  Under the terms of the 2008 Registration Rights Agreement, because the Company registered only 9,614,585 shares of Common Stock pursuant to the 2008 Initial Registration Statement, the Company is obligated to register the remaining 58,791,617 shares of Common Stock, which includes 25,652,333 shares issuable upon exercise of the 2008 Warrants, on subsequent registration statements until all the 2008 Shares and 2008 Warrant Shares have been registered.  Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the 2008 Issuance Date, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each purchaser may not exceed 12% of the original purchase price paid by that purchaser.

In connection with the 2009 Offering, each of the purchasers, including the Purchasing Funds, and the Company entered into a registration rights agreement (the “2009 Registration Rights Agreement”).  The 2009 Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “2009 Initial Registration Statement”) covering all of the 2009 Shares and the 2009 Warrant Shares, up to the maximum number of shares able to be registered pursuant to applicable SEC regulations, within 15 days of the 2009 Issuance Date.  If any 2009 Shares or 2009 Warrant Shares are unable to be included on the 2009 Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the 2009 Shares and the 2009 Warrant Shares have been registered.  Under the terms of the 2009 Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the 2009 Issuance Date, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each purchaser may not exceed 12% of the original purchase price paid by that purchaser.

Investor Rights Agreement

The Reporting Persons also have certain registration rights under the Amended and Restated Investor Rights Agreement, dated as of March 1, 2006 (the “Investor Rights Agreement”), by and among the Company and each of the investors identified therein, including the Purchasing Funds, which Investor Rights Agreement was entered into by the Purchasing Funds in connection with private placements of the Company’s preferred stock, prior to the Company’s initial public offering.

The Investor Rights Agreement grants the parties thereto certain demand registration rights.  The Investor Rights Agreement provides that, at any time, subject to certain exceptions, the holders of at least 50% in interest of the then outstanding registrable shares of Common Stock, have the right to

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demand that the Company file a registration statement covering the offering and sale of their shares of Common Stock that are subject to the Investor Rights Agreement. The Company is not obligated to file a registration statement on more than two occasions.  The Company’s initial public offering, the 2008 Offering and the 2009 Offering did not count toward this limitation.

If the Company is eligible to file a registration statement on Form S-3, parties to the Investor Rights Agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 have the right, on one or more occasions, to request registration of such securities on Form S-3.

The Company may delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if its board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of registrable shares of Common Stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration. The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Company, and the selling stockholders are obligated to indemnify the Company for material misstatements or omissions attributable to them.

The registration rights granted under the Investor Rights Agreement have no expiration date.

The foregoing summaries of the 2008 Purchase Agreement, the 2009 Purchase Agreement, the 2008 Warrants, the 2009 Warrants, the 2008 Registration Rights Agreement, the 2009 Registration Rights Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the 2008 Purchase Agreement, the 2009 Purchase Agreement, the form of 2008 Warrant, the form of 2009 Warrant, the 2008 Registration Rights Agreement, the 2009 Registration Rights Agreement and the Investor Rights Agreement, which are filed as Exhibits 2, 99.7, 3, 99.8, 4, 99.9 and 5 to this Amendment, respectively, and which are incorporated herein by reference.

Except as described in this Item 6, none of the Reporting Persons have any existing agreement with respect to the Common Stock or other securities of the Company.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Company and each of the Purchasers identified therein, dated December 19, 2008*

Exhibit 3:	Form of 2008 Warrant*

Exhibit 4:	Registration Rights Agreement, between the Company and each of the Holders identified therein, dated December 19, 2008*

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein*

Exhibit 99.6:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, with respect to Amendment No. 1 to Schedule 13D

Exhibit 99.7:	Securities Purchase Agreement, among the Company and each of the Purchasers identified therein, dated September 15, 2009

Exhibit 99.8:	Form of 2009 Warrant

Exhibit 99.9:	Registration Rights Agreement, between the Company and each of the Holders identified therein, dated September 15, 2009

*	Previously filed

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as a sealed instrument this 22nd day of September, 2009.

HIGHLAND CAPITAL PARTNERS VI
LIMITED PARTNERSHIP

By: Highland Management Partners VI Limited Partnership, its general partner
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND CAPITAL PARTNERS VI-B
LIMITED PARTNERSHIP

By: Highland Management Partners VI Limited Partnership, its general partner
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By: HEF VI Limited Partnership, its general partner
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

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HEF VI LIMITED PARTNERSHIP
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND MANAGEMENT PARTNERS VI, INC.

By:	/s/ Kathleen Barry
Authorized Signatory

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Robert J. Davis
Robert J. Davis

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy